# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wolfspeed, Inc., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, United States (X1), 27703
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001422848-25-000198
Filed by CIK 0001422848

## Reporting persons
- Capital Research Global Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,754,239; shared voting power 0; sole dispositive power 2,754,239; shared dispositive power 0; aggregate amount beneficially owned 2,754,239 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Wolfspeed, Inc.
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, NC 27703, United States of America

## Item 2. Person Filing
Name of person filing: Capital Research Global Investors
Address of principal business office or, if none, residence: 333 South Hope Street, 55th Fl, Los Angeles, CA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
2,754,239 **

**Capital Research Global Investors ("CRGI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors." CRGI is deemed to be the beneficial owner of 2,754,239 shares or 9.9% of the 27,820,600 shares believed to be outstanding. Shares reported include Convertible Notes, which represent 455,600 shares of Common Stock. In addition, CRGI holds Convertible Notes of the Issuer to receive 1,185,302 shares of Common Stock, subject to a 9.9% Beneficial Ownership Blocker. The Convertible Notes contain provisions which preclude the conversion of such Convertible Notes to the extent that, following conversion, the holder, together with its attribution parties, would own more than 9.9% of the Common Stock outstanding (the "Beneficial Ownership Blocker"). The shares of Common Stock listed as beneficially owned in Rows 5, 7 and 9 of the cover page and the percentage set forth in Row 11 of the cover page give effect to the Beneficial Ownership Blocker.
Percent of class: 9.9
Sole power to vote or to direct the vote: 2754239
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2754239
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Growth Fund of America

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital Research Global Investors: Jae Won Chung, Vice President and Senior Counsel II, Capital Research and Management Company (02/05/2026)